EXHIBIT 99.26
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        [GRAPHIC OMITTED]                                    [GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]                           [AVENTURA ENERGY INC.]


                                  PRESS RELEASE
                 AVENTURA ENTERS INTO AN AGREEMENT WITH BG GROUP
                     FOR IMMEDIATE RELEASE - MARCH 22, 2004


Aventura Energy Inc. ("Aventura" or the "Corporation") (TSX: AVR) and Vermilion Energy Trust ("Vermilion") (TSX: VET.UN), Aventura's parent, are pleased to announce that Aventura has entered into an agreement with BG Group, through its wholly-owned Canadian subsidiary, BG Canada Ltd., whereby BG Group will offer to acquire all of the outstanding shares of Aventura for $5.10 in cash per share. Aventura has approximately 44.7 million shares outstanding for a transaction value of $228 million. The transaction is expected to be completed in early May, 2004.

The offer will be made pursuant to a take-over bid and will be conditional on acquiring a minimum of 90% of the Aventura shares and will be subject to other customary conditions. Aventura and BG Group have already received required consents to the transaction from the Government of the Republic of Trinidad and Tobago.

The Aventura and Vermilion boards of directors have approved the transaction and the board of directors of Aventura has resolved unanimously to recommend to its shareholders that they accept the BG Group offer. The board of directors of Aventura has received a fairness opinion from Tristone Capital Inc. that the consideration to be received by Aventura shareholders pursuant to the BG Group offer is fair, from a financial point of view. TD Securities Inc., acted as special advisor to Vermilion in connection with this transaction.

In connection with the offer, Vermilion has agreed to irrevocably tender its
32.3 million (72.2%) common shares of Aventura to the offer pursuant to a lock-up agreement with BG Group. In addition, all of the directors of Aventura, representing an additional one million common shares (2.2%), will execute lock-up agreements under which they irrevocably deposit their Aventura shares to the offer.

The board of directors of Aventura has agreed that it will not solicit or initiate discussions or negotiations with any third party concerning the sale of Aventura or any of its assets. Aventura has agreed under certain circumstances to pay to BG Group a non-completion fee of $9.0 million.

In the event that the transaction is not completed, BG Group has agreed to purchase a certain volume of Aventura's on- island gas production, subject to certain approvals.

The decision to sell Aventura included a full review of the existing discovered reserves as well as the exploration potential of the Central Block onshore Trinidad, the availability and timing of gas markets and the capital requirements needed to access these markets. The inability to access the full value chain in the LNG export market limited Aventura to the less-attractive captive markets on island. BG Group has capacity in the Atlantic LNG facility and can make use of additional supply. By selling Aventura to BG Group, Aventura believes that it will realize a price that is considerably higher than the value it would have received from entering into lower-priced gas markets for current and anticipated risked future reserves.

For further information, please contact:

Aventura                                Vermilion Energy Trust
Lorenzo Donadeo, President and CEO      Lorenzo Donadeo, President and CEO
(403) 269-4884                          (403) 269-4884

Marty Wares, Chief Financial Officer    Paul Beique, Director Investor Relations
(403) 231-1721                          (403) 781-9449

Aventura Energy Inc.                    Vermilion Energy Trust
2800, 400 - 4th Avenue S. W.            2800, 400 - 4th Avenue S. W.
Calgary, Alberta  T2P 0J4               Calgary, Alberta  T2P 0J4
E-Mail: info@aventuraenergy.com         E-Mail: info@vermilionenergy.com